UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	1-15957
CUSIP NUMBER:	14067D508

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Capstone Green Energy Corporation
Full Name of Registrant

Capstone Turbine Corporation
Former Name if Applicable

16640 Stagg Street
Address of Principal Executive Office (Street and Number)

Van Nuys, California 91406
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Capstone Green Energy Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2022 (the “Annual Report”), without unreasonable effort and expense. The Company needs additional time as a result of the following:

●	The Company is still in the process of compiling required information to complete the Annual Report and Marcum LLP (“Marcum”), its independent registered public accounting firm, requires additional time to complete its audit of the consolidated financial statements as of and for the year ended March 31, 2022 to be incorporated in the Annual Report, which includes, but is not limited to, completing its procedures pertaining to the Company’s analysis regarding the collectability of certain customer accounts receivable and auditing the Company’s analysis of its ability to continue as a going concern as it relates to the Goldman Sachs waiver and amendment as described below.

●	The Company expects that its financial results for the year ended March 31, 2022 will result in the Company being in violation of certain of its financial covenants contained in its Amended and Restated Note Purchase Agreement, as amended (the “NPA”), with Goldman Sachs Specialty Lending Group, L.P. (“Goldman”). To address those defaults, the Company has been working with Goldman to enter into a waiver and amendment to the NPA, which has consumed a significant amount of the Company’s finance and accounting personnel’s time. There can be no assurance that the Company will be able to enter into a waiver and amendment, and such waiver and amendment will likely impose additional burdens on the Company.

The Company anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date (the “Extension Period”).

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include statements regarding the Company’s expectation to file the Form 10-K within the Extension Period and the completion of activities necessary to permit such filing within the Extension Period, including finalizing a waiver and amendment with Goldman. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, adjustments resulting from the completion by the Company’s independent registered public accounting firm of its review of the Form 10-K. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25. Except as expressly required by the federal securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Darren R. Jamison	818	734-5300
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this filing, the Company cannot provide a reasonable estimate and comparison of the changes in its results of operations for the year ended March 31, 2022 compared with the year ended March 31, 2021 because potential adjustments are being considered in relation to the matters discussed above.

Capstone Green Energy Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2022	By:	/s/ Darren R Jamison
Name: Darren R. Jamison
Title: President and Chief Executive Officer